ELDORADO GOLD CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Eldorado Gold Corporation (“Eldorado”)
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia  V6C 2B5

1.2	Executive Officer

Dawn L. Moss
Vice President, Administration and Corporate Secretary
Telephone: 604.601.6655

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Eldorado Gold (BC) Corp. (formerly European Goldfields Limited) (the “Company”) is engaged in the acquisition, exploration, development and production of precious and base metal properties. The Company is focused in South-East Europe, specifically Greece, Romania and Turkey, with assets owned through local subsidiaries.

2.2	Date of Acquisition

February 24, 2012.

2.3	Consideration

Pursuant to a plan of arrangement under section 195 of the Business Corporations Act (Yukon) (the “Arrangement”), Eldorado acquired all of the outstanding common shares of Eldorado Gold (BC) Corp. (then European Goldfields Limited (“European Goldfields”)) in exchange for 0.85 of a common share of Eldorado and Cdn$0.0001 in cash per common share of European Goldfields.

The cash consideration was payable from Eldorado’s cash on hand.

2.4	Effect on Financial Position

Pursuant to the Arrangement, Eldorado’s wholly-owned subsidiary, Eldorado Gold Yukon Corp. (“Eldorado Yukon”), subsequently acquired ownership and control of the 185,834,556 common shares of European Goldfields (being all of the issued and outstanding common shares of European Goldfields) in exchange for the issuance of 100,000 common shares of Eldorado Yukon to Eldorado.

As a final step in the Arrangement, Eldorado Yukon and European Goldfields were amalgamated and continued as one corporation under the Business Corporations Act (Yukon), being Eldorado Gold Yukon Corp. (“Amalgamated Eldorado Yukon”).  The issued and outstanding common shares of European Goldfields were then cancelled, and the issued and outstanding common shares of Eldorado Yukon were converted into an equal number of shares of Amalgamated Eldorado Yukon without amendment. Amalgamated Eldorado Yukon was subsequently continued into British Columbia as a corporation subject to the Business Corporations Act (British Columbia) and changed its name to Eldorado Gold (BC) Corp.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Arrangement was conducted pursuant to an amended and restated arrangement agreement dated January 19, 2012 between Eldorado and European Goldfields.  The Arrangement was not with an informed person, associate or affiliate of Eldorado.

2.7	Date of Report

May 4, 2012.

ITEM 3	FINANCIAL STATEMENTS

The financial statements of Eldorado listed below form part of this Business Acquisition Report, and are attached hereto as Schedule “A”:

Unaudited pro forma consolidated income statement for the twelve months ended December 31, 2011.

The financial statements of Eldorado Gold (BC) Corp. listed below form part of this Business Acquisition Report, and are attached hereto as Schedule “B”:

Audited financial statements as at December 31, 2011 and 2010 and for the years then ended.

DATED at Vancouver, British Columbia this 4th day of May, 2012.

By:	“Dawn L. Moss”
Dawn L. Moss
Vice President, Administration
and Corporate Secretary

SCHEDULE “A”

Unaudited Pro Forma Financial  Statements

(see attached)

A-1

Unaudited pro forma consolidated financial statements

December 31, 2011

Suite 1188 – 550 Burrard Street
Vancouver, British Columbia
Canada   V6C 2B5

Phone:   (604) 687-4018
Fax:       (604) 687-4026

Toronto Stock Exchange:      ELD
New York Stock Exchange:   EGO

ELDORADO GOLD CORPORATION
Pro Forma Consolidated Income Statement
For the year ended December 31, 2011
(Unaudited)

(Expressed in thousands of U.S. dollars)

		Eldorado Gold (BC) Corp (Formerly
	Eldorado Gold	European		Pro forma	Pro forma
	Corporation	Goldfields Limited)	Note 4	adjustments	consolidated

Revenue
Metal sales	$1,098,933	$52,818	(d)	$(2,659)	$1,149,092

Cost of sales
Production costs	346,484	35,530		–	382,014
Depreciation and amortization	122,414	6,085	(a)	3,067	131,566
Total cost of sales	468,898	41,615		3,067	513,580
Gross profit (loss)	630,035	11,203		(5,726)	635,512

Exploration expenses	30,773	945	(b)	662	32,380
Water treatment costs (for non-operating mines)	-	4,059		–	4,059
General and administrative expenses	59,239	41,685	(a)	(1,323)	99,601
Acquisition costs	–	–	(c)	28,660	28,660
Defined benefit plan expense	2,088	–		–	2,088
Share based payments	19,722	43,225		–	62,947
Foreign exchange loss (gain)	5,367	(708)	(d)	222	4,881
Operating profit (loss)	512,846	(78,003)		(33,947)	400,896

(Gain) on disposal of assets	(2,729)	–		–	(2,729)
(Gain) on marketable securities	(664)	–		–	(664)
Loss (gain) on investments in significantly influenced companies	4,225	(4)		–	4,221
Other (income) loss	(7,673)	2,277		–	(5,396)
Asset retirement obligation costs	1,546	420		–	1,966
Interest and financing costs	5,331	–		–	5,331
Profit (loss) before income tax	512,810	(80,696)		(33,947)	398,167
Income tax expense	165,587	1,860		–	167,447
Profit (loss) for the period	$347,223	$(82,556)		$(33,947)	$230,720

Attributable to:
Shareholders of the Company	318,662	(81,816)		(33,122)	203,724
Non-controlling interests	28,561	(740)	(e)	(825)	26,996
Profit (loss) for the period	$347,223	$(82,556)		$(33,947)	$230,720

Weighted average number of shares outstanding
Basic	549,791				707,750
Diluted	551,625				714,798

Earnings per share attributable to shareholders
of the Company:
Basic earnings per share	0.58				0.29
Diluted earnings per share	0.58				0.29

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

1.	Basis of presentation

The unaudited pro forma consolidated income statement for the year ended December 31, 2011 of Eldorado Gold Corporation (“Eldorado” or “the Company”) has been prepared by management of Eldorado in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Standards Board for illustrative purposes only, to show the effect of the acquisition of all of the issued and outstanding common shares of European Goldfields Limited (“European Goldfields”) which is more fully described in Note 3.

The unaudited pro forma consolidated income statement has been compiled from and includes:

a)	An unaudited pro forma consolidated income statement for the year ended December 31, 2011 combining:

i)	the audited consolidated income statement of Eldorado for the year ended December 31, 2011; and

ii)	the audited consolidated income statement of Eldorado Gold (BC) Corp (formerly European Goldfields Limited) for the year ended December 31, 2011.

The unaudited pro forma consolidated income statement for the year ended December 31, 2011 has been prepared as if the transaction described in Note 3 had occurred on January 1, 2011.

A pro forma consolidated balance sheet was not prepared as the Company has already filed the March 31, 2012 interim consolidated financial statements on Sedar which incorporate the full consolidated accounts of Eldorado Gold (BC) Corp.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with IFRS. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations of Eldorado which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded once the transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes of Eldorado and Eldorado Gold (BC) Corp for the year ended December 31, 2011.

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

2.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Eldorado’s audited consolidated financial statements for the year ended December 31, 2011.   In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify any accounting policy differences between Eldorado and European Goldfields where the impact was potentially material and could be reasonably estimated. Upon review, a difference in accounting policies was noted whereby European Goldfields capitalizes certain exploration expenditures which would be expensed under Eldorado’s accounting policies. Pro forma adjustments have been made to exploration expenses to reflect Eldorado’s policy. Further accounting policy differences may be identified after completion and integration of the acquisition.

3.	Acquisition

On February 24, 2012 Eldorado announced the completion of the previously announced plan of arrangement whereby Eldorado acquired all the issued and outstanding shares of European Goldfields.

Under the terms of the arrangement, former European Goldfields shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each European Goldfields share. Eldorado issued 157,959,316 common shares pursuant to the arrangement.

In addition, each outstanding option of European Goldfields was exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, Eldorado shares based upon the 0.85 exchange ratio.

Eldorado held no shares of European Goldfields prior to the arrangement. This transaction has been accounted for as a business acquisition.

The unaudited pro forma consolidated income statement assumes that the cost of acquisition will comprise the fair value of Eldorado shares issued, based on the issuance of 157,959,316 Eldorado shares at C$15.05 per share, cash of C$0.0001 per European Goldfields share outstanding, the consideration for replacement options of C$31.09 million ($31.13 million) and the consideration for the equity settled deferred phantom units of C$29.07 million ($29.10 million), for a total consideration of C$2.44 billion ($2.44 billion).  The consideration amount for Eldorado’s common shares is based on the closing share price and exchange rates on February 24, 2012.

The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed as at February 24, 2012 based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

Preliminary purchase price:

157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 Replacement options	31,130
1,931,542 Equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394

Net assets acquired:

Working capital	$(22,602)
Other assets	9,951
Mining interests	2,990,047
Goodwill	274,551
Non-current liabilities	(9,242)
Deferred income taxes	(542,217)
Non-controlling interest	(260,094)
$2,440,394

4.	Pro forma assumptions and adjustments

Pro forma adjustments to consolidated income statement

Adjustments have been made to the unaudited pro forma consolidated income statement to recognize the expensing of acquisition costs as required under IFRS, the synchronizing of accounting policies and presentation as well as the depreciation of the allocated purchase price to the current operating mine as if the transaction with European Goldfields had occurred on January 1, 2011:

a)
Depreciation expense of $1,744 for the year ended December 31, 2011 for the allocated purchase price relating to the depreciable assets acquired. Additionally, depreciation of $1,323 was reclassified from non-operating depreciation to operating depreciation and amortization to reflect Eldorado’s current practices.

b)
Expensing of exploration and evaluation costs of $662 for the year ended December 31, 2011 relating to exploration activities where there is no defined resource.  This adjustment was made to be consistent with Eldorado’s accounting policy.

c)	Transaction costs of $28,660 relating to the acquisition.
d)
Reversal of revenue recognized from deferred revenue of $2,881 relating to the Silver Wheaton contract at the Stratoni Mine.  The reversal is required to be consistent with the Company recording the acquisition of the Stratoni mineral property net of the deferred revenue obligation.

e)	Recognizing a reduction in the non-controlling interest of $825 relating to the depreciation and exploration expense adjustments.

ELDORADO GOLD CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
 (Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

5.	Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2011.

Basic earnings per share	Year ended December 31, 2011

Weighted average number of Eldorado shares outstanding	549,791

Adjustment to reflect acquisition of European Goldfields	157,959

Pro forma weighted average number of shares outstanding	707,750

Pro forma adjusted net earnings attributable to shareholders of the Company	$203,724
Pro forma adjusted basic earnings per share	$0.29

Diluted earnings per share	Year ended December 31, 2011

Pro forma weighted average number of shares outstanding	707,750
Dilutive impact of stock options	5,116
Dilutive impact of deferred phantom units	1,932

Pro forma weighted average number of shares outstanding - diluted	714,798

Pro forma adjusted net earnings attributable to shareholders of the Company	$203,724
Pro forma adjusted basic earnings per share - diluted	$0.29

SCHEDULE “B”

Historical Financial Statements of Eldorado Gold (BC) Corp.
(formerly European Goldfields Limited)

(see attached)

B -1

ERNST & YOUNG

INDEPENDENT AUDITORS' REPORT

The Directors
Eldorado Gold (BC) Corp
2990 – 550 Burrard Street
Vancouver, BC
Canada VC6 0A3

We have audited the accompanying consolidated financial statements of Eldorado Gold (BC) Corp (formerly European Goldfields Limited) which comprise the consolidated balance sheet as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eldorado Gold (BC) Corp as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
25 April 2012

Eldorado Gold (BC) Corp

(Formerly European Goldfields Limited)

Consolidated Financial Statements
(Audited)

31 December 2011 and 2010

AUDITORS' CONSENT

To:           Eldorado Gold Corporation

We consent to the use of our audit report dated April 25, 2012 to the shareholders of Eldorado Gold (BC) Corp (formerly European Goldfields Limited) (the "Company") on the version of the financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2011 and 2010, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the two-year period ended December 31, 2011, to be filed with securities regulatory authorities on SEDAR on May 4, 2012.

We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the filing of these financial statements pursuant to the continuous disclosure provisions of the applicable securities legislation; accordingly, we do not consent to the use of our audit report for any other purpose.

London	Signed Ernst & Young LLP

May 2, 2012	Chartered accountants

Eldorado Gold (BC) Corp	Consolidated balance sheets	1

Consolidated balance sheets
As at 31 December 2011 and 2010
(in thousands of US Dollars except share amounts)

	Note	31 December	31 December	1 January
		2011	2010	2010
		$	$	$

Assets
Non-current assets
Mine properties and reserves	12	284,218	271,654	262,423
Other property, plant and equipment	10	143,851	126,341	96,100
VAT and tax recoverable	5,13	8,364	-	-
Exploration and evaluation assets	11	11,517	10,631	7,814
Investment in associate	14	719	743	711
Available for sale financial asset	15	2,080	1,975	1,490
		450,749	411,344	368,538
Current assets
Cash and cash equivalents	16	20,949	57,122	113,642
Trade and other receivables	17	10,702	29,506	40,607
Inventories	18	8,028	5,653	4,993
Current taxation		-	3,668	3,954
		39,679	95,949	163,196

Total assets		490,428	507,293	531,734

Equity and liabilities
Capital and reserves:
Attributable to equity holders of the Company:
Share capital	20	583,958	582,874	571,283
Contributed surplus	20	52,876	16,662	10,047
Other reserves	20	(2,467)	(3,609))	(907))
Deficit		(293,887)	(212,071))	(168,879))
		340,480	383,856	411,544

Non-controlling interest		1,754	2,494	2,930
Total capital and reserves		342,234	386,350	414,474

Non-current liabilities
Deferred tax liabilities	8	47,473	45,613	44,141
Other liabilities and provisions	21	6,567	13,142	8,310
Deferred revenue	22	42,007	45,794	48,412
		96,047	104,549	100,863

Current liabilities
Trade and other payables	23	25,263	11,557	10,784
Deferred revenue	22	4,773	3,867	4,549
Derivative financial liability	19	-	970	1,064
Other liabilities and provisions	21	22,111	-	-
		52,147	16,394	16,397

Total liabilities		148,194	120,943	117,260

Total equity and liabilities		490,428	507,293	531,734

Approved by:

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold (BC) Corp	Consolidated income statements	2

Consolidated income statements
For the years ended 31 December 2011 and 2010
(in thousands of US Dollars except share amounts)

	Note	Year ended	Year ended
		31 December	31 December
		2011	2010
		$	$
Revenue	6	52,818	49,855
Cost of sales		(35,530))	(37,577)
Depreciation and depletion		(6,085))	(6,379))
Gross profit		11,203	5,899

Corporate administrative and overhead expenses		(30,793))	(15,313))
Hellas Gold administrative and overhead expenses		(9,569))	(8,294))
Hellas Gold water treatment expenses (for non-operating mines)		(4,059))	(3,556))
Share-based compensation expense	24	(43,225))	(15,907))
Depreciation		(1,323))	(1,221))
Impairment of exploration and evaluation assets	11	(945))	(590))
Share of profit of associate	14	4	10
Operating loss		(78,707))	(38,972))

Interest income		239	577
Hedge contract profit	19	235	306
Foreign exchange gain/(loss)		708	(3,321))
Discounting of VAT and tax recoverable	5	(2,751))	-
Accretion of decommissioning liability	21	(420))	(413))
Loss before tax		(80,696))	(41,823))

Income tax expense	8	(1,860))	(1,805))

Loss for the year after tax		(82,556))	(43,628))
Attributable to:
Equity holders of the parent		(81,816))	(43,192))
Non controlling interest		(740))	(436))

Loss per share
Basic	9	(0.45))	(0.24)
Diluted	9	(0.45))	(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold (BC) Corp	Consolidated statements of comprehensive income	3

Consolidated statements of comprehensive income
For the years ended 31 December 2011 and 2010
(in thousands of US Dollars except share amounts)

	Note	Year ended	Year ended
		31 December	31 December
		2011	2010
		$	$
Loss for the year after tax		(82,556))	(43,628))

Other comprehensive income in the year
Currency translation differences – equity accounted investees		67	21
Net gain on derivatives designated as cash flow hedges		1,205	671
Unrealised gain on available-for-sale financial asset	15	105	485

Transferred to the income statement
Net gain on cash flow hedge		(235))	(578))

Total other comprehensive income/(loss) in the year		1,142	599

Total comprehensive loss for the year		(81,414))	(43,029))
Attributable to:
Equity holders of the parent		(80,674))	(42,593))
Non controlling interest		(740))	(436))

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold (BC) Corp	Consolidated statement s of changes in equity	4

Consolidated statements of changes in equity
As at 31 December 2011 and 2010
(in thousands of US Dollars except per share amounts)

			Other reserves
	Share Capital	Contributed Surplus	Jointly owned equity reserve	Accumulated other comprehensive income	Deficit	Total	Non controlling Interest	Total Equity
	$	$	$	$	$	$	$	$
Balance 1 January 2010	571,283	10,047	-	(907))	(168,879))	411,544	2,930	414,474

Loss for the year after tax	-	-	-	-	(43,192))	(43,192))	(436))	(43,628))
Other comprehensive income	-	-	-	599	-	599	-	599
Total comprehensive income	-	-	-	599	(43,192))	(42,593))	(436))	(43,029))
Equity-based compensation expense	-	14,593	-	-	-	14,593	-	14,593
Own shares issued under joint ownership equity plan (“JOE plan”)	3,301	-	(3,301))	-	-	-	-	-
Restricted share units vested	4,733	(4,733))	-	-	-	-	-	-
Share options exercised or exchanged	3,557	(3,245))	-	-	-	312	-	312

Balance 31 December 2010	582,874	16,662	(3,301))	(308))	(212,071))	383,856	2,494	386,350

Balance 1 January 2011	582,874	16,662	(3,301))	(308))	(212,071))	383,856	2,494	386,350

Loss for the year after tax	-	-	-	-	(81,816))	(81,816))	(740))	(82,556))
Other comprehensive income	-	-	-	1,142	-	1,142	-	1,142
Total comprehensive income	-	-	-	1,142	(81,816))	(80,674))	(740))	(81,414))
Equity-based compensation expense	-	37,298	-	-	-	37,298	-	37,298
Restricted share units vested	958	(958))	-	-	-	-	-	-
Share options exercised or exchanged	126	(126))	-	-	-	-	-	-

Balance 31 December 2011	583,958	52,876	(3,301)	834	(293,887))	340,480	1,754	342,234

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	5

Consolidated statements of cash flow
For the years ended 31 December 2011 and 2010
(in thousands of US Dollars except per share amounts)

	Note	Year ended	Year ended
		31 December	31 December
		2011	2010
		$	$

Cash flows from operating activities
Adjustments for the year:
Loss for the year before tax		(80,696))	(41,823))
Foreign exchange (gain)/loss		(708))	3,321
Share of profit of associate	14	(4))	(10))
Depreciation and depletion		7,408	7,600
Impairment of exploration and evaluation assets	11	945	590
Share-based compensation expense	24	43,225	15,907
Accretion of decommissioning provision	21	420	413
Discounting of VAT and tax recoverable		2,751	-
Deferred revenue recognised	22	(2,881))	(3,300))

Net changes in working capital		22,957	11,318
		(6,583))	(5,984))

Cash flows from investing activities
Exploration and evaluation and mine development costs
- Romania		(4,859))	(5,377))
- Greece		(917))	(3,426))
- Turkey		(1,318))	(1,581))
Purchase of land and buildings		(23,699))	(8,301))
Purchase of equipment		(673))	(28,593))
		(31,466))	(47,278))

Cash flows from financing activities
Proceeds from exercise of share options		-	312
		-	312

Effect of foreign currency translation on cash		1,876	(3,570))

Net decrease in cash and cash equivalents		(36,173))	(56,520))

Cash and cash equivalents – Beginning of year		57,122	113,642

Cash and cash equivalents end of year	16	20,949	57,122

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	6

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

1.	Nature of operations
Eldorado Gold (BC) Corp (formerly European Goldfields Limited)  (the “Company”), a company incorporated under the Yukon Business Corporations Act, is a resource company involved in the acquisition, exploration and development of mineral properties in Greece, Romania and South-East Europe. The registered address of the Company is 2990 – 550 Burrard Street, Vancouver, B.C, Canada, V6C 0A3. The parent of the company is Eldorado Gold Corporation listed in the Toronto, New York and Australian Stock Exchanges.

The Company is a developer-producer with globally significant gold reserves located within the European Union. The Company generates cash flow from its 95% owned Stratoni operation, a high grade lead/zinc/silver mine in North-Eastern Greece. European Goldfields is expected to evolve into a mid-tier producer through responsible development of its project pipeline of gold and base metal deposits at Skouries and Olympias in Greece and Certej in Romania. The Company plans future growth through development of its highly prospective exploration portfolio in Greece, Romania and Turkey.

The underlying value of the deferred exploration and evaluation and development costs for mine properties is dependent upon the existence and economic recovery of reserves in the future.

The consolidated financial statements of the Company for the year ended 31 December 2011 and 2010 include the accounts of the Company and its subsidiary undertakings and the Company’s interest in associates as detailed in note 3. The significant accounting judgements, estimates and assumptions made are described in note 5.

2.	Basis of Presentation
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB). The consolidated financial statements for the year ended 31 December 2011 represent the first annual financial statements reported under IFRS. The Company’s accounts were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). In preparing these consolidated financial statements IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 27. On adoption of IFRS, the Company has applied exemptions allowed by IFRS 1 relating to business combinations and cumulative translation differences.

The consolidated financial statements have been prepared on an historical cost basis, with the exception of derivative financial instruments, liabilities for cash settled share-based payment arrangements and financial assets available for sale, which are measured at their balance sheet date fair value.

The consolidated financial statements are presented in US dollars, the Company’s functional currency, and unless otherwise stated, all values are rounded to their nearest thousand (US$000).

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realise assets and discharge liabilities in the normal course of business for the foreseeable future, being a period of at least one year from the date the consolidated financial statements were approved and authorised for issue.

In making this assumption the Directors have reviewed detailed operating and cash flow forecasts, including forecast capital requirements and forecast development of operations in Greece, Romania and Turkey, for the period of at least one year from the date the consolidated financial statements were approved and authorised for issue. As a result of their review the Directors are satisfied that the Company will have sufficient resources to satisfy its current and forecast future obligations, and therefore they consider the going concern basis of preparation is appropriate.

3.	Basis of consolidation
The results of operations of subsidiaries are fully consolidated from the acquisition date. The acquisition date is the date the Company obtains control, being the right to govern the financial and operating policies of the subsidiary and to benefit from its activities. If the Company no longer controls a subsidiary consolidation ceases from that date.

Investments in associates over which the Company has significant influence are accounted for using the equity method.

These consolidated financial statements include the accounts of the Company and the following subsidiaries.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	7

Company	Country of incorporation	Ownership
Deva Gold (Barbados) Limited	Barbados	100% owned
Deva Gold (Barbados) Holdings Limited	Barbados	100% owned
European Goldfields (Services) Limited	England	100% owned
European Goldfields Deva SRL	Romania	100% owned
European Goldfields Mining (Netherlands) B.V.	Netherlands	100% owned
European Goldfields (Greece) B.V.	Netherlands	100% owned
European Goldfields Treasury B.V.	Netherlands	100% owned
Greater Anatolia B.V.	Netherlands	100% owned
European Goldfields Greece Cooperatief UA	Netherlands	100% owned
Mavidag Madencilik Sanayi ve Tic.Ltd.Sti.	Turkey	100% owned
European Goldfields (Luxembourg) No. 1 S.a.r.l	Luxembourg	100% owned
European Goldfields (Luxembourg) No. 2 S.a.r.l	Luxembourg	100% owned
Macedonian Copper Mines SA	Greece	95% owned
Hellas Gold S.A.	Greece	95% owned
Deva Gold S.A.	Romania	80% owned
Greater Pontides Exploration B.V.	Netherlands	51% owned
Pontid Madencilik San. ve Ltd	Turkey	51% owned
Pontid Altin Madencilik Ltd. Sti.	Turkey	51% owned
Greek Nurseries S.A.(accounted for as an associate)	Greece	48% owned

4.	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS balance sheet as at 1 January 2010 for the purpose of transition to IFRS, unless otherwise indicated.

(a)	Foreign currency translation and foreign currency transactions
Functional and presentation currency

The consolidated financial statements are expressed in US dollars, which is the Company’s presentation and functional currency. The Company and its subsidiaries each determine their functional currencies and items included in the financial statements of each entity are measured using that functional currency.  The functional currencies of significant subsidiaries have been determined as the US Dollar.

The Company has elected to take the IFRS 1, First-time Adoption of IFRS exemption relating to cumulative translation differences, which has allowed the Company to deem cumulative translation differences to be zero at the date of transition to IFRS, as described in Note 27.  These cumulative translation differences arose in subsidiary undertakings prior to their adopting the US Dollar as the functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities using the spot rate of exchange are recognised in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(b)	Business combinations and goodwill
The Company has taken the IFRS 1 exemption that allows them to choose an effective date from which to adopt IFRS 3 (Revised) Business Combinations (IFRS 3R).  As a result business combinations that occurred prior to 1 June, 2007 are not accounted for in accordance with IFRS 3R Business Combinations or IAS 27 Consolidated and Separate Financial Statements.

Business combinations since 1 June, 2007 have been accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value and the amount of any non-controlling interest in the acquiree.  For each business combination the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Transaction costs, other than those associated with the issue of debt or equity securities that the Company incurs in connection with a business combination are expensed as incurred.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that are expected to benefit from the combination.

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	8

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

(c)	Investment in associates
Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.  An associate is an entity over which the Company has significant influence. This allows the Company to participate in that entity’s financial and operating policies, without having the power to control or jointly control them.

The Company’s share of the associates’ post-acquisition profits or losses is recognised in the income statement. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the investment, the Company does not recognise further losses, unless it has unsecured obligations or has made payments on behalf of the associate.

After application of the equity method, the Company reviews the carrying amount of its investment to determine whether an additional impairment loss is required with any additional loss recognised within ‘share of profit/ (loss) of associate’ in the income statement.

When the Company no longer has significant influence over an associate, accounting for the investment as an associate ceases. The carrying value of the investment in the associate is adjusted to fair value as at that date and is transferred to another class of financial asset depending on the level of influence retained. The investment is then accounted for under the requirements of the new financial asset designation.

(d)	Exploration and evaluation costs
When the Company has obtained the legal right to explore all exploration and evaluation expenditure is capitalised. Costs considered directly attributable to exploration and evaluation activity include the acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling and assessing the technical and commercial viability of extracting a mineral resource.

If there is an indication that the carrying amount of the exploration and evaluation assets may exceed their recoverable amounts, the Company carries out an impairment review, either individually or at the cash generating unit level. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided the conditions outlined in IFRS 6 Exploration and Evaluation of Mineral Resources are met.

Once sufficient exploration and evaluation work has been performed and has demonstrated the existence of economically recoverable reserves, the costs capitalised are transferred to ‘Mine properties and reserves’.

Exploration and evaluation assets acquired in a business combination are recognised initially at fair value and are stated subsequently at cost less accumulated impairment.

(e)	Property, plant and equipment and mine properties
Mine properties and reserves

The cost of acquiring mineral reserves and resources is capitalised within ‘Mine properties and reserves’ on the balance sheet as incurred.

All subsequent expenditure on the construction, installation or completion of facilities is capitalised within ‘Mine properties and reserves’. ‘Mine properties and reserves’ are not depreciated until production starts.  After production starts, all capitalised costs are transferred to ‘Producing mines’.

Producing mines are stated at cost less accumulated depletion and accumulated impairment losses. The capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, with the exception of those costs that continue to qualify for capitalisation relating to underground mine development or mineable reserve development.

Producing mines are depreciated on a unit of production basis over the economically recoverable reserves of the mine concerned.

Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Other property, plant and equipment include vehicles, land and buildings and other plant and equipment at all locations within the Company. Other property plant and equipment, excludes capitalised costs and mining reserves and resources, which are included within ‘Mine properties and reserves.’ Cost comprises the aggregate amount paid and the fair value of any other consideration given to acquire the asset and includes costs directly attributable to making the asset capable of operating as intended.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	9

Depreciation is provided on all property, plant and equipment on a straight-line basis over its expected useful life as follows

Buildings	4 – 20 years straight line
Equipment & Fittings	3 – 10 years straight line
Motor Vehicles	6 years straight line

Residual values and useful lives are reviewed on an annual basis. If management consider an asset’s residual value or useful life has changed, the change is considered a change in accounting estimate and accounted for prospectively.

(f)	Impairment of assets
At each reporting date management review all non-financial assets to identify any indicator that an asset that may be impaired, excluding exploration and evaluation assets, which are assessed under IFRS 6 as described in (d) above. If there are indicators of impairment, a review is undertaken to determine if the carrying amounts are in excess of their recoverable amounts.

With the exception of those assets that generate cash flows largely independent from other assets, assets are allocated to cash-generating units (CGUs) for the purpose of this review. For individual assets and CGUs the recoverable amount is calculated, being the higher of its fair value less costs to sell and value in use (net present value of expected future cash flows). Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered to be impaired and it is written down to its recoverable amount.

To assess an asset or CGU’s value in use the estimated future cash flows attributable to that asset or CGU are discounted to present value using a pre-tax market based discount rate. The estimated future cash flows are based on financial models, which are prepared for all of the Company’s CGUs to which individual assets are allocated. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arms’ length transaction between knowledgeable and willing parties.

All non-financial assets are held at cost and any impairment losses that result are therefore recognised in the income statement.

A previously recognised impairment loss is reversed if the impairment no longer exists or has decreased. The reversal is limited to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised.

(g)	Inventories
Inventories of ore mined and metal concentrates are valued at the lower of combined production cost and net realisable value. Production costs include the costs directly related to bringing the inventory to its current condition and location.  These costs include materials, labour, mine site overheads, related depreciation of mining and processing facilities and related depletion of mine properties and reserves and deferred exploration and development costs.  Exploration materials and supplies are valued at the lower of cost on a weighted average basis and net realisable value.

(h)	Financial instruments
The classification of financial assets and liabilities is determined at initial recognition with subsequent measurement dependent on their initial classification.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	10

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

Impairment
At each reporting date, trade and other receivables are assessed for impairment by identifying one or more events that have occurred since initial recognition that will impact estimated future cash flows and that can be estimated reliably.  Evidence of impairment may include indications that debtors are experiencing significant difficulty, at which point the risks of default or probability of bankruptcy are considered.

Available for sale investments
The Company’s investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet.  Available for sale financial assets are those non-derivative financial assets, principally equity securities, which are designated as available for sale or are not classified in any other investment category.  After initial recognition available for sale financial assets are measured at fair value with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired.  If the investment is determined to be impaired the cumulative gain or loss previously reported in equity is recognised in profit or loss.
Fair values are determined directly by reference to published price quotations in an active market.

Derivative financial instruments designated as effective cash flow hedges
The Company uses derivative and non-derivative financial instruments to manage changes in commodity prices. Hedge accounting is optional and it requires the Company to document the hedging relationship and test the hedging item’s effectiveness in offsetting changes in fair values or cash flows of the underlying hedged item on an ongoing basis.

The Company uses cash flow hedges to manage base metal commodity prices. The effective portion of the change in fair value of a cash flow hedging instrument is recorded in other comprehensive income and is reclassified to earnings when the hedge item impacts profit. Any ineffectiveness is recorded in the income statement.

If a derivative financial instrument designated as a cash flow hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred in other comprehensive income and recognised concurrently with the settlement of the related transaction. If a hedged anticipated transaction is no longer probable, the gain or loss is recognised immediately in the income statement.  Subsequent gains and losses from ineffective derivative instruments are recognised in the income statement in the period they occur.

(i)	Financial Assets
Cash and cash equivalents
Cash and cash equivalents include cash at banks and at hand and deposits with original maturities of three months or less.

Trade and other receivables
Trade and other receivables that have fixed and determinable payments and that are not quoted in active markets are carried at amortised cost less any impairment losses recognised. If trade and other receivables are expected to be settled in a period greater than twelve months they are discounted using the effective interest rate method. Trade and other receivables are assessed for impairment at each reporting date.

Trade and other receivables are recorded initially at their original invoiced amounts and are adjusted to reflect subsequent changes to these recoverable amounts. A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. At each reporting date sales are adjusted to fair value through revenue until the date of final price determination with trade receivables adjusted to reflect these changes to recoverable amounts.

(j)	Provisions
Provisions are recognised when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Decommissioning liability
Decommissioning costs are provided in full based on management’s estimates of future costs to be incurred. Applicable costs include dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

When a provision is recognised it is either capitalised as part of the cost of the related property or written off to the income statement if utilised within one year. If costs are capitalised the provision is discounted to present value using a rate that reflects risks specific to the liability.  At each reporting date management review the discount rate used.  The periodic unwinding of the discount is recognised in the income statement as a finance cost.  Changes in estimated future costs or in the discount rate applied are added or deducted from the cost of the asset.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	11

(k)	Share-based compensation
The Company operates a share option scheme (Share Incentive Plan) and an equity participation plan (Restricted Share Units ‘RSU’).  The Company accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under this method, the cost of equity-based compensation is estimated at fair value at the grant date and is recognised in the income statement as an expense, or capitalised as exploration and evaluation assets and mine properties when the compensation can be attributed to these activities.  This cost is recognised over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completed or vesting for grants to non-employees.  Any consideration received by the Company on exercise of share options is credited to share capital.

Cash settled awards
The Company operates a deferred phantom unit plan (‘DPU’).  The Company accounts for the compensation using the fair value method.  The cost of each unit is measured initially at fair value and expensed over the period until the vesting date. The liability is measured to fair value based on the Company’s share price at the end of every reporting period and movements expensed in the period.

(l)	Revenue recognition
Revenues from the sale of concentrates are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale.  These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement.  The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting.  These embedded derivatives are recognised at fair value through revenue until the date of final price determination.  Subsequent variations in the price are recognised as revenue adjustments as they occur until the price is finalised.

(m)	Income taxes
Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted at the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

•
Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

•
Deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

The carrying amount of deferred income tax assets is reviewed at each balance sheet. Deferred income tax assets and liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxation authority and that authority permits the Company to make a single net payment.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity, otherwise income tax is recognised in the income statement.

(n)	Deferred revenue
The Company received prepayments for the sale of all of the silver metal to be produced from ore extracted during the mine-life within an area of some 7 km² around its zinc-lead-silver Stratoni mine as well as for sale of gold pyrite concentrate in northern Greece. The prepayments, which are accounted for as deferred revenue, are recognised as sales revenue on the basis of the proportion of the settlements during the period expected to the total settlements.

The terms of the sale contract contain pricing provisions, which are considered an embedded derivative, which is not required to be separated from the host contract for accounting purposes. The economic characteristics of the embedded derivative are closely related to the economic characteristics of the host contract and therefore the embedded derivative is not required to be separated from the host contract for accounting purposes.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	12

(o)	Earnings per share (“EPS”)
EPS is calculated based on the weighted average number of common shares issued and outstanding.  Diluted per share amounts are calculated using the treasury stock method whereby proceeds deemed to be received on the exercise or exchange of share options and warrants and on the granting of restricted share units in the per share calculation are applied to reacquire common shares at the average market price during the period.

(p)	Operating leases
Leases where the lessor retains a significant portion of the risks and benefits of ownership of the asset are classified as operating leases and rentals payable are charged to the income statement on a straight line basis over the lease term.

The Company has no finance lease arrangements

(q)	New standards and interpretations issued but not yet effective

The IASB and IFRIC have issued the following standards and interpretations with effective dates that are subsequent to 1 January 2012. Consequently, these pronouncements will impact the Company’s financial statements in future periods.

Effective date
IFRS 7 ‘Financial Instruments: Disclosures – Enhanced De-recognition Disclosure Requirements’	1 January 2012
IFRS 9 ‘Financial Instruments: Classification and Measurement’	1 January 2013
IFRS 10 ‘Consolidated Financial Statements’	1 January 2013
IFRS 11 ‘Joint Arrangements’	1 January 2013
IFRS 12 ‘Disclosure of Involvement with Other Entities’	1 January 2013
IFRS 13 ‘Fair Value Measurement’	1 January 2013
IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’	1 January 2013

5.	Critical accounting judgements, estimates and assumptions
Estimates, risks and uncertainties – The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant estimates and assumptions include those related to the recoverability of deferred costs in relation to mine properties and exploration and evaluation, decommissioning obligations and share-based compensation, current and deferred tax and VAT receivable.  While management believes that these estimates and assumptions are reasonable, actual results could vary significantly

Ore reserves and depletion of mine properties – In accordance with the Company’s accounting policy, once production starts mine properties are classified as producing mines, which are stated at cost less accumulated depletion and impairment. Producing mines are depreciated on a unit of production basis over the economically recoverable reserves of the mine concerned. The estimation of recoverable reserves is based on professional evaluations using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and relies on a number of financial and technical assumptions. The estimate of reserves may be subject to change based on new information gained subsequent to the initial assessment, which may include additional information available from continuing exploration, results from the reconciliation of actual mining and plant production data against the original reserve estimates, or the impact of economic factors such as changes in metal prices, exchange rates or the cost of components of production. If actual reserves prove to be significantly different to current estimates, a material change to amounts charged to earnings could occur.

Decommissioning liability – The Company records a mine rehabilitation provision (‘decommissioning liability’) at fair value when legally incurred with the corresponding increase to the mineral property depreciated over the life of the mine. Management assesses the calculation of the mine rehabilitation provision annually, including the underlying assumptions and judgments made.

The liability is adjusted over time to reflect an accretion element. In accordance with IFRS the provision is discounted using a discount rate that reflects risks specific to the liability, with any change in the discount rate treated as a change in accounting estimate. Changes to estimated future costs are recognised in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset if the initial estimate was recognised as part of an asset measured in accordance with IAS 16.

Any significant change to management’s previous assumptions and to the cost of rehabilitation activities or the market based discount rate may result in future actual expenditure differing from the amounts currently provided.  These changes or a change to the market based discount rate may result in a material change to amounts charged to earnings.  At each reporting date the provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	13

Share-based compensation – The Company operates a share option scheme (‘Share Incentive Plan’), an equity participation plan (‘RSU’) and a deferred phantom unit plan (‘DPU’).  Equity based compensation granted under these plans is accounted for using the fair value method of accounting. Under this method the cost of equity and cash-based compensation is estimated at fair value at the grant date and recognised in the income statement as an expense, or capitalised to exploration and evaluation assets and mine properties when the compensation can be attributed to those assets.

For cash settled awards, the cost of each unit is measured initially at fair value and expensed over the period until the vesting date. The associated liability is revalued to fair value at each reporting date with movements expensed in the period.

Current and deferred tax – Tax regimes in certain jurisdictions can be subject to differing interpretations and are often subject to legislative change and changes in administrative interpretation in those jurisdictions.  The interpretation by the Company and its subsidiary undertakings of relevant tax law as applied to their transactions and activities may not coincide with that of the relevant tax authorities.  As a result, transactions may be challenged by tax authorities and may be assessed to additional tax or additional transactions taxes (for example stamp duty or VAT), which, in each case, could result in significant additional taxes, penalties and interest. These could have a material adverse impact on the Company’s business, financial position and performance.

VAT receivable and income taxes– Hellas Gold S.A. has a total of $16.4 million in recoverable VAT and income taxes due from the Greek authorities, which in previous years has been reported as a current asset in the Company’s financial statements. In accordance with the Company’s accounting policies, it was decided in Q2 2011 to estimate a conservative position for accounting purposes and re-classify these amounts as long term debtors on a net present value basis, given that these amounts were likely to be recovered in full by offsetting against future taxes payable upon production from the development projects at Olympias and Skouries.  The amounts have been discounted using a weighted average cost of capital specific to the development projects.  An adjustment of $2.8 million was made through the income statement during 2011 to reflect this re-classification and discounting.  This amount will be unwound as the Company reaches production in Greece or when earlier repayment is received.

Long lived assets – All long lived assets held and used by the Company are reviewed for possible impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If changes in circumstances indicate that the carrying value of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the continued use of the asset and its disposition must be estimated. An asset is considered to be impaired where its recoverable amount (being the higher of the asset’s fair value less costs to sell and its value in use) is less than its current carrying amount.  Under IFRS a significant adverse change during the period or anticipated to take place in the near future in the market in which the Company operates or in the market to which an asset is dedicated can be considered an indication of possible impairment.  An example of such a change would be a fall in metal prices.  In such circumstances management use cash flow forecasts to establish whether actual impairment has occurred.  Estimates are based on future expectations and a number of assumptions and judgments made by management.  Current metal prices do not suggest that there has impairment of any of the Company’s non-current assets, although if such an impairment were to occur, it could result in a material charge to earnings.

6.	Revenue

The components of revenue earned in the period were as follows:

	2011	2010
	$	$
Zinc concentrate	27,338	24,059
Lead/silver concentrate	25,480	26,513
Gold pyrite	-	(717))
	52,818	49,855

Interest income in the year ended 31 December 2011 was $242 (2010 - $577).

7.	Employee benefit expense

	2011	2010
	$	$
Wages and salaries	13,285	12,164
Social security costs	3,484	4,336
Pension costs	220	254
Share based compensation (Note 24)	43,225	15,907
	60,214	32,661

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	14

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

8.	Income tax

The major components of income tax expense for the years ended 31 December 2011 and 2010 are:

Consolidated income statement

	2011	2010
	$	$
Current income tax:
Current income tax charge	-	51
Deferred tax:
Relating to the origination and reversal of temporary differences	1,860	1,754
Income tax expense recorded in the income statement	1,860	1,805

A reconciliation between the tax expense and the product of accounting loss, multiplied by European Goldfields Limited’s domestic tax rate for the years ended 31 December 2011 and 2010, is as follows:

	2011	2010
	$	$
Accounting loss before income tax	(80,696))	(41,823))
At European Goldfields statutory income tax rate of 31.5% (2010 – 33%)	(25,419))	(13,802))
Non-deductible expenses for tax purposes	2,578	5,204
Tax rate difference from foreign jurisdiction	2,885	1,232
Change in tax rate	(721))	(60))
Foreign exchange differences on foreign deferred tax liabilities and assets	(232))	1,067
Prior year adjustment	2,152	-
Other	560	52
Movement in deferred tax assets which are not recognised	20,057	8,112
At an effective income tax rate of 31.5% (2010 – 33%)	1,860	1,805

Deferred tax:

	Balance sheet		Income statement
	2011	2010	2011	2010
	$	$	$	$
Plant and equipment	(6,115))	(2,953))	3,162	1,959
Retirement obligations	(452))	(511))	(59))	(135))
Short and long term liabilities	635	11	(625))	(292))
Actuaries	54	49	(5))	(2))
Deferred revenue	939	799	(140))	9,347
Mine properties and reserves	(39,645))	(40,548))	(903))	(177))
Exploration and evaluation expenditure	(3,966))	(3,837))	130	620
Accrued expenses and other	(633))	74	707	(9,833))
Inventory	(120))	10	130	33
Other	517	(24))	(541))	269
Retirement obligation	1,313	1,317	4	(35))
Deferred tax expense	-	-	1,860	1,754
Net deferred tax liabilities	(47,473)	(45,613))	-	-

Reconciliation of deferred tax liabilities net:

	2011	2010
	$	$
Opening balance as at 01 January:	(45,613))	(43,859))
Tax expense during the period, recognised in profit or loss	(1,860))	(1,754))
At an effective income tax rate of 31.5% (2010 – 33%)	(47,473))	(45,613))

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	15

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Deferred tax assets in respect of share based compensation of $1,982 (2010-$8,725), carried forward tax losses of $23,260 (2010 - $12,605), the DPU scheme of $6,634 (2010 - $2,065) and unrealised foreign exchange losses of $456 (2010 - $Nil) have not been recognised. The deferred tax asset in respect of losses carried forward has not been recognised, as it is not probable that a deferred tax asset on existing losses will be recovered. In addition, these losses relate predominantly to the entity in Canada, which has a history of tax losses. The subsidiaries have no taxable temporary differences, nor any tax planning opportunities available that could partly support recognition of these losses as deferred tax assets. If the Company were able to recognise all unrecognised deferred tax assets, profit after tax would increase by $32,332 (2010 - $23,395).

During the year, three jurisdictions changed their corporation tax rate, being the UK (2011 – 26.5%, 2010 – 28%), Canada (2011 – 31.5%, 2010 – 33%) and Greece (2011 - 20%, 2010 - 24%). In respect of operations in the UK and Canada, no deferred tax has been recognised in these jurisdictions and accordingly the tax rate change does not materially impact the deferred tax balances or charge for the period. In respect of operations in Greece, the corporate tax rate reduction has resulted in a deferred tax credit of $721. As the rate reduction in Greece was forecasted before the last year end, the majority of the impact, as a result of this rate change is incorporated in historic periods. Although future rate reductions are forecast in the United Kingdom, as the entity operating in the UK does not currently recognise any deferred tax balance, this is not expected to have a material impact on the accounts.

9.	Loss per share

The calculation of the basic and diluted earnings per share attributable to holders of the Company’s common shares is based on the following:

	2011	2010
	$	$
Loss for the year attributable to equity holders of the parent	(81,816)	(43,192)
Weighted average number of common shares for the purpose of basic earnings per share	183,847	182,754
Weighted average number of common shares for the purpose of diluted earnings per share	183,847	182,754

10.	Other property, plant and equipment

	Plant and equipment	Vehicles	Land and buildings	TOTAL
	$	$	$	$
Cost - 2010:
As at 1 January 2010	64,240	2,107	43,464	109,811
Additions	14,982	380	20,798	36,160
Disposals	(20))	(5))	-	(25)
Reclassification	(16,060))	-	16,060	-
As at 31 December 2010	63,142	2,482	80,322	145,946
Accumulated depreciation - 2010:
As at 1 January 2010	6,269	1,390	6,052	13,711
Charge for the year	1,814	235	3,845	5,894
As at 31 December 2010	8,083	1,625	9,897	19,605
Net carrying value at 31 December 2010	55,059	857	70,425	126,341
Cost - 2011:
As at 1 January 2011	63,142	2,482	80,322	145,946
Additions	576	97	23,699	24,372
Disposals	(19))	(66))	-	(85)
Write down of buildings	-	-	(818))	(818)
As at 31 December 2011	63,699	2,513	103,203	169,415
Accumulated depreciation - 2011:
As at 1 January 2011	8,083	1,625	9,897	19,605
Charge for the year	2,077	303	3,664	6,044
Disposals	(19))	(66))	-	(85))
As at 31 December 2011	10,141	1,862	13,561	25,564
Net carrying value at 31 December 2011	53,558	651	89,642	143,851

Property, plant and equipment includes non-depreciating assets of $65,255 (2010-$88,601). The carrying value of property, plant and equipment that is temporarily idle is $47,371 (2010-$47,371).

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	16

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

11.	Exploration and evaluation assets

	Greece	Romania	Turkey	TOTAL
	$	$	$	$
Cost as at 1 January 2010	286	5,903	1,625	7,814
Capitalised expenditure:
Project development and exploration	396	985	661	2,042
Permit acquisition	-	-	11	11
Project overhead	-	332	990	1,322
Capitalised depreciation	-	13	19	32
Impairment	-	(590))	-	(590))
Cost as at 31 December 2010	682	6,643	3,306	10,631
Capitalised expenditure:
Project development and exploration	-	127	804	931
Permit acquisition	-	-	69	69
Project overhead	-	243	576	819
Capitalised depreciation	-	12	-	12
Impairment	(21))	-	(924))	(945))
Cost as at 31 December 2011	661	7,025	3,831	11,517

(a)	Greece
As at 31 December 2011 capitalised exploration and evaluation expenditure in Greece related to further exploratory activity on the Greek mine properties.

(b)	Romania
The Baita-Craciunesti exploration licence is held by the Company’s 80%-owned subsidiary, Deva Gold S.A. Minvest S.A. (a Romanian state owned mining company), together with three private Romanian companies, hold the remaining 20% interest in Deva Gold.  The Company is required to fund 100% of all costs related to the exploration and development of these properties.  As a result, the Company is entitled to the refund of such costs (plus interest) out of future cash flows generated by Deva Gold, prior to any dividends being distributed to shareholders.

The Voia and other exploration licences are held by the Company’s wholly-owned subsidiary, European Goldfields Deva SRL.

As at 31 December 2011, the following costs had been incurred on the Romanian mine properties:

	31 December 2011	31 December 2010
	$	$

Baita-Craciunesti	3,415	3,325
Voia	2,275	2,030
Other exploration projects	1,335	1,288
	7,025	6,643

(c)	Turkey
The Turkish licences are held through a Turkish Company, Pontid Madencilik.  Currently the Company has a 51% interest in all the properties and the Company will fund 100% of all costs related to the development of these properties.  Ownership of the Ardala property may be increased to 80% by funding to completion of a Bankable Feasibility Study.  All other concessions funded to a Bankable Feasibility Study will be 90% owned by the Company.  The owner of the remaining 49% of the properties is Ariana Resources plc. During 2011, a total of $924 of was written down being historic costs capitalised relating to the Derinkoy property.  These costs were written off as result of the project no longer being feasible.

As at 31 December 2011, the following costs had been incurred on the Turkish mine properties:

	31 December 2011	31 December 2010
	$	$

Ardala	3,820	2,582
Other concessions	11	724
	3,831	3,306

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	17

12.	Mine properties and reserves

(a)	Greece
	Mine development	Producing mines	TOTAL
	$	$	$
Cost – 2010:
As at 1 January 2010	206,170	18,867	225,037
Additions	4,354	213	4,567
As at 31 December 2010	210,524	19,080	229,604
Depletion – 2010:
As at 1 January 2010	-	6,883	6,883
Charge for the period	-	1,736	1,736
As at 31 December 2010	-	8,619	8,619
Net carrying value at 31 December 2010	210,524	10,461	220,985
Cost – 2011:
As at 1 January 2011	210,524	19,080	229,604
Additions	6,094	384	6,478
As at 31 December 2011	216,618	19,464	236,082
Depletion – 2011:
As at 1 January 2011	-	8,619	8,619
Charge for the period	-	2,623	2,623
As at 31 December 2011	-	11,242	11,242
Net carrying value at 31 December 2011	216,618	8,222	224,840

Included within mine development and producing mines are amounts with cost of $192,676 and $11,457 respectively that were recognised as fair value uplift when the Company acquired Hellas Gold S.A. in November 2004.

(b)	Romania
	Mine development	TOTAL
	$	$
Cost – 2010:
As at 1 January 2010	44,270	44,270
Additions	6,399	6,399
As at 31 December 2010	50,669	50,669
Cost – 2011:
As at 1 January 2011	50,669	50,669
Additions	8,709	8,709
As at 31 December 2011	59,378	59,378

Mines development relates to the Certej exploitation licence that is held by the Company’s 80%-owned subsidiary, Deva Gold SA. No depletion has been charged in respect of the Certej licence.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	18

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

13.	Long-term receivables

Long term receivables are comprised of VAT and income taxes recoverable from the Greek authorities (refer to note 5):

	31 December 2011	31 December 2010
	$	$

VAT and income taxes recoverable	8,364	-
	8,364	-

14.	Investment in associate

The investment in associate relates to the Company’s share of Greek Nurseries SA:

	31 December 2011	31 December 2010
	$	$
Balance – beginning of year	743	711
Share of profit of associate	4	10
Cumulative translation adjustment	(28))	22
Balance – end of year	719	743

In January 2008 Hellas Gold acquired a 50% stake in Greek Nurseries S.A. for a consideration of $834. At the date of acquisition the Company had no net assets.

Summarised financial information for Greek Nurseries S.A. as at 31 December 2011 and 2010 and during the years ended 31 December 2011 and 2010 is as follows:

	31 December 2011	31 December 2010
	$	$
Total assets	2,071	1,881
Total liabilities	(632))	(395))
Revenue for the year ended 31 December	355	510
Profit for the year ended 31 December	7	10

15.	Available for sale financial asset

The Company’s available for sale financial asset is in respect of the Company’s holding of shares in Ariana Resources plc. As at 31 December 2011 the Company held 10.89 % of the issued share capital of Ariana (2010 – 12.74%):

	31 December 2011	31 December 2010
	$	$
Balance – beginning of year	1,975	1,490
Fair value adjustment	105	485
Balance – end of year	2,080	1,975

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	19

16.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	31 December 2011	31 December 2010
	$	$
Interest bearing bank accounts	20,599	29,003
Short term deposits	350	28,119
	20,949	57,122

17.	Trade and other receivables

	31 December 2011	31 December 2010
	$	$
Current
Trade receivables	987	877
VAT and tax recoverable	5,205	23,087
Prepayments	4,004	3,221
Other receivables	506	2,321
	10,702	29,506

Refer to notes 5 and 13 for VAT and income taxes amounts recoverable in greater than one year.

18.	Inventories

	31 December 2011	31 December 2010
	$	$
Ore mined	-	149
Metal concentrates	5,735	3,101
Material and supplies	2,293	2,403
	8,028	5,653

19.	Financial instruments

Financial exposures, in varying degrees, arise in the normal course of the Company’s consolidated operations and include commodity price risk, foreign exchange risk, interest rate risk, liquidity risk and credit risk associated with trade and financial counterparties.  These exposures are monitored by Senior Management and are assessed and mitigated in accordance with the Group Risk Management Policy.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, available for sale asset and hedge contracts.

Short-term financial assets are amounts that are expected to be settled within one year.  The carrying amounts in the consolidated balance sheets approximate fair value because of the short term nature of these instruments.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	20

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

The carrying amounts of the financial assets and liabilities and their fair values as at 31 December 2011 and 2010 are as follows:

	Carrying amount		Fair value
	2011	2010	2011	2010
	$	$	$	$
Financial assets:
Cash and cash equivalents	20,949	57,122	20,949	57,122
Accounts receivable	19,066	29,506	19,066	29,506
Available-for-sale-asset	2,080	1,975	2,080	1,975
Financial liabilities:
Accounts payable and accrued liabilities	25,263	11,557	24,918	11,557
Derivative financial liability	-	970	-	970

	Fair value
	2011	2011	2010	2010
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$
Financial assets:
Available-for-sale-asset	2,080	-	1,975	-
Financial liabilities:
Derivative financial liability	-	-	-	970

Level 1 represents the fair value of financial assets and liabilities based on quoted prices on active markets as at the reporting date without any deduction for transaction costs. The fair value of the listed equity investments are based on quoted market prices.

Level 2 represents valuation based on market observation inputs.

For financial instruments not quoted in active markets, the Company uses valuation techniques such as present value and Black-Scholes option valuation techniques comparison to similar instruments for which market observable prices exist and other relevant models used by market participants. These valuation techniques use both observable and unobservable market inputs.

Commodity price risk – The Company’s net profit and value of the mineral resource properties are related to the prices of gold, silver, copper, zinc and lead and the outlook for these commodities.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by market participants, levels of worldwide production, macro-economic and political variables and certain other factors related specifically to gold.  Silver and, in particular, base metal prices have historically tended to be driven more by the demand and supply fundamentals for each metal, however, they are also influenced by speculative activity, macro-economic and political variables and certain other factors related specifically to silver and base metals.

The long term profitability of the Company’s operations is highly correlated to the market price of its commodities and in particular gold.  To the extent that these prices increase, asset values increase and cash flows improve; conversely, declines in metal prices directly impact value and cash flows.  A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value.

The Company’s net profit and value of the mineral resource properties are related to the prices of gold, silver, copper, zinc and lead and the outlook for these commodities.

Hedging commitments – The Company enters into financial transactions in the normal course of business and in line with Board guidelines for the purpose of hedging and managing its expected exposure to commodity prices. There are a number of financial institutions which offer metal hedging services and the Company deals with highly rated banks and institutions who have demonstrated long term commitment to the mining industry. Market conditions and prices could affect the fair value of the Company’s hedge contracts and in certain market conditions, where the fair value of the hedge contract is positive to the Company, if this counterparty were unable to honour its obligations under the hedge contract, the Company would be exposed to the value of the hedge and the difference between the hedged price and the then current market price on the date of the settlement.  In accordance with the Company’s accounting policies, the Company’s hedging arrangements are treated as cash flow hedges under IAS 39 Financial Instruments: Recognition and Measurement.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	21

Lead and Zinc hedging contracts – As at 31 December 2011 the Company had not entered into any hedging arrangement. At 31 December 2010 the Company had entered into hedging arrangements as follows:

Period January 2011 – December 2011

		Lead	Zinc

Total volume	(tonne)	6,000	7,800
Monthly volume	(tonne)	500	650
Floor price	($/tonne)	2,000	2,000
Cap Price	($/tonne)	2,900	2,800

During the year ended 31 December 2011, the Company recorded income relating to its hedging program of $235 (2010 – $577). By 31 December 2011 all hedging arrangements had been closed.

Currency risk – The Company is exposed to currency risk on accounts receivable, accounts payable and cash holdings that are denominated in currencies other than the functional currencies of the operating entities in the group. As at 31 December 2011, the Company held the equivalent of $17,276  (2010 – $41,591) in net assets denominated in foreign currencies. These balances are primarily made up of Euro and, to a lesser extent, Pound Sterling.

The Company publishes its consolidated financial statements in US dollars and as a result, it is also subject to foreign exchange translation risk in respect of Euro denominated assets and liabilities in its foreign operations.

For the year ended 31 December 2011 the Company recorded a foreign exchange gain of $708 (2010 – $3,321), mainly due to the translation of Euro balances in its subsidiaries.

Liquidity risk – Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.

The Company manages its liquidity risk by ensuring that there is sufficient capital to meet working capital, short and long term business requirements after taking into account cash flows from operations and holdings of cash and cash equivalents. Senior management is actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The Company does not have any borrowing or debt facilities and settles its obligations out of cash and cash equivalents. The ability to do this relies on the Company collecting its accounts receivable in a timely manner and maintaining cash on hand.

Financial liabilities consist of trade payables, accrued liabilities and financial derivatives.  As at 31 December 2011, the Company’s trade payables and accrued liabilities amounted to $24,918 (2010 – $11,557), all of which fall due for payment within 12 months of the balance sheet date.  The average credit period achieved during the year ended 31 December 2011 was 30 days (2010 – 30 days).

Of the total trade receivable as at 31 December 2011, 4 (2010 – 3) customers represented 100% (2010 – 99%) of the total.  The Company does not anticipate any loss for non-performance.

For a breakdown of accounts receivable as at 31 December 2011 refer to note 17.

As at 31 December 2011 and 31 December 2010 the Company considers its trade receivables to be aged as follows:

	31 December 2011	31 December 2010
Ageing	$	$
Current	986	856
Past due (1-30 days)	-	-
Past due (31-60 days)	-	-
Past due (more than 60 days)	1	21
	987	877

No provision has been made for accounts receivable past due and full receipt is expected.

Interest rate risk – The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash equivalents. The Company does not have any borrowings or debt facilities and seeks to maximise returns on cash equivalents without risking capital values.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient liquid funds are maintained to meet day to day requirements and to place any amounts which are considered in excess of this on short-term deposits with the Company’s banks to earn interest.  The Company uses top rated institutions and ensures that access to the amounts can be gained at short notice.  During the year ended 31 December 2011 the company earned interest income of $242 (2010 – $306) on cash and cash equivalents, based on rates of returns up to 0.5% (2010 – up to 3.5%).

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	22

Credit risk – The Company has accounts receivable from trading counterparties to whom concentrate products are sold. Where traders are chosen as counterparties, only the larger and most financially secure metal trading groups are dealt with.  The company may also transact agreements with trading groups who have direct interests in smelting capacity or direct to the smelters themselves.  Credit risk represents the financial loss the Company would suffer if the Company’s counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company.

Financial instruments that expose the Company to credit risk consist of cash and cash equivalents, accounts receivable and in certain market conditions, hedging contracts.  Cash equivalents consist mainly of short-term investments, such as money market deposits.  The Company does not invest in asset-backed commercial paper and has deposited the cash equivalents only with the largest banks within a particular region or with top rated institutions.

The Company’s concentrate offtake arrangements also expose it to credit risk which would result should the Company’s offtakers default under these arrangements, as a result of which the Company would not realise its trade receivable amount.  The Company manages this exposure through assessing the offtaker’s credit risk before entering the offtake agreement, the structure of the offtake contract and sells to a number of different offtakers which diversifies this risk.

The Company’s outstanding VAT receivable with the Greek Government, exposes it to credit risk in relation to the uncertainly with the state.  In managing this risk, the Company has adopted a conservative position which was adopted in 2011 with regards to VAT receivable and income taxes recoverable from the Greek authorities being reported as long term debtors on a net present value basis (refer to Note 5).

Sensitivity analysis – The Company has completed a sensitivity analysis to estimate the impact on net (loss)/profit of a 5% change in foreign exchange rates, a 1% change in interest rates and a 10% change in base metal prices, excluding the effect of hedging, during the years ended 31 December 2011 and 2010.  The results of the sensitivity analysis can be seen in the following table:

	31 December 2011	31 December 2010
Impact on net (loss)/profit (+/-)	$	$
Change of -5% US$: € foreign exchange rate	(2,616))	(1,492))
Change of +5% US$: € foreign exchange rate	2,616	1,491
Change of +/-1% in interest rates	2	545
Change of +/-10% in commodities prices	1,385	2,198

Limitations of sensitivity analysis – The above table demonstrates the effect of each sensitivity in isolation.  In reality, there may be a correlation between a combination of any of these sensitivities.  Additionally, the financial position of the Company may vary at the time any of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

20.	Capital and reserves

Authorised capital stock

-	Unlimited number of common shares, without par value

-	Unlimited number of preferred shares, issuable in series, without par value

The Company has one class of shares with no par value and all shares carrying the same rights and restrictions.

Issued and outstanding (common shares – all fully paid)
	Number of	Amount
	Shares	$
Balance – 31 December 2009	181,339,813	571,283

Restricted share units vested	1,061,335	4,733
Share options exercised or exchanged	783,973	3,557
Issued to JOE plan	500,000	3,301
	2,345,308	11,591

Balance – 31 December 2010	183,685,121	582,874

Restricted share units vested	189,030	958
Share options exercised or exchanged	58,189	126
	247,219	1,084

Balance – 31 December 2011	183,932,340	583,958

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	23

Contributed surplus
	31 December 2011	31 December 2010
	$	$
Equity based compensation expense	52,298	16,084
Other	578	578
	52,876	16,662

Other reserves
Other reserves are made up of the following:

	31 December 2011	31 December 2010
	$	$
Accumulated other comprehensive income:
Balance at 01 January	(3,609))	(907))
Cumulative translation adjustment	67	21
Fair value of cash flow hedge	970	93
Available for sale asset	105	485
Other:
Purchase of treasury shares (JOE plan)	-	(3,301))
	(2,467))	(3,609))

Capital management

The capital of the Company is the total equity balance. The objective of management’s capital management is to explore and develop mining operations in Greece, Romania and Turkey. The management of the Company’s capital is performed by the Board of Directors.

21.	Other liabilities and provisions

	Decommissioning provision $	DPU liability $	TOTAL $
As at 01 January 2010	6,410	1,900	8,310
Arising during the year	-	4,657	4,657
Accretion expense	413	-	413
Change in estimate	(238))	-	(238))
As at 31 December 2010	6,585	6,557	13,142
Non Current portion	6,585	6,557	13,142

As at 01 January 2011	6,585	6,557	13,142
Arising during the year	-	15,554	15,554
Accretion expense	420	-	420
Change in estimate	(438))	-	(438))
Total as at 31 December 2011	6,567	22,111	28,678
Non Current portion	6,567	-	6,567
Current portion	-	22,111	22,111

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	24

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

Provision for decommissioning costs
Management has estimated the total future decommissioning obligation based on the Company’s ownership interest in the Stratoni mines and facilities.  This includes all estimated costs to dismantle, remove, reclaim and abandon the facilities at the Stratoni property, and the estimated time period during which these costs will be incurred in the future.

As at 31 December 2011, the undiscounted amount of estimated cash flows required to settle the obligation is $7,184 (2010 – $8,529).  The estimated cash flow has been discounted using an average risk adjusted rate specific to the liability of 6.239% (2010 – 6.674%).  The expected period until settlement is 6.25 years (2010 – 5 years).

DPU plan
The liability represents the fair value of amounts payable to eligible persons under the Company’s DPU plan at each reporting date. Refer to note 24 for outstanding DPUs as at 31 December 2011 and 31 December 2010. The intrinsic value of the cash settled share-based compensation plans at 31 December 2011 was $22,111 (2010 $6,557).

22.	Deferred revenue

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of some 7km2 around its zinc-lead-silver Stratoni mine in Northern Greece (the “Silver Wheaton transaction”). The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 (subject to an inflationary adjustment beginning after year three) and the prevailing market price per ounce.

The following table reconciles movements on deferred revenue associated with the Silver Wheaton transaction:

	31 December 2011	31 December 2010
	$	$
Deferred revenue: Beginning of year	49,661	52,961
Revenue recognised	(2,881))	(3,300))
Total deferred revenue	46,780	49,661

Less: Current portion	(4,773))	(3,867))
Total greater than one year	42,007	45,794

23.	Trade and other payables

	31 December 2011	31 December 2010
	$	$
Trade payables	9,454	8,426
Accrued liabilities	13,950	1,260
Social security and other taxes payable	713	883
Other payables	1,146	988
	25,263	11,557

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	25

24.	Share options, restricted share units and deferred phantom units

The Group operates a number of share-based payment plans which mainly relate to senior management and are outlined below. There have been no cancellations or modifications to any of the plans during 2011 or 2010, except the modification to the share incentive plan set out below. The total charge relating to share based payments during the year is $52,852 (2010 $20,030) of which $9,627 (2010 $4,124) was capitalised.

Share incentive plan

The Company operates a Share Option Plan (together with its predecessor, the “Share Option Plan”) authorising the directors to grant options with a maximum term of 5 years, to acquire common shares of the Company to the directors, officers, employees and consultants of the Company and its subsidiaries, on terms that the Board of Directors may determine, within the limitations of the Share Option Plan. The share options have a vesting period ranging between 1 and 3 years and in certain instances vest upon the achievement of corporate milestones. Upon change of control of the Company they would typically become 100% vested. The maximum number of common shares of the Company which may be reserved for issuance for all purposes under the Share Option Plan shall not exceed 15% of the common shares issued and outstanding from time to time, being 27,589,951 shares as at 31 December 2011 (2010 –27,552,768).

An option holder under the Share Option Plan may elect to dispose of its rights under all or part of its options (the “Exchanged Rights”) in exchange for the following number of common shares of the Company (or at the Company’s option for cash) in settlement thereof (the “Settlement Common Shares”):

Number of settlement common shares	=	Number of optioned shares issuable on exercise of the Exchanged Rights	X	(Current price – Exercise price) Current price

	2011	2011	2010	2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding as at 1 January	6,315,332	8.87	3,406,665	5.10
Granted during the year	225,000	12.50	4,325,000	10.76
Forfeited during the year	(908,338))	13.85	(40,000))	6.80
Exercised during the year1	(87,000))	4.16	(1,376,333))	5.52
Outstanding as at 31 December	5,544,994	8.28	6,315,332	8.87
1 The weighted average share price on the date of exercise was C$12.45 (2010 C$7.26)

The number of exercisable options as at 31 December 2011 is 3,599,166 (2010: 3,564,500).The remaining weighted average contractual life of options is 0.25 years (2010: 3.80 years), and the range of exercise prices for outstanding options is C$3.25 to C$13.95 (2010: C$3.25 to C$13.95).

The fair value of the share options granted has been estimated at the date of the grant using a Black-Scholes and Parisian option pricing model with the following assumptions:

	2011	2010

Dividend yield	Nil	Nil
Weighted average risk free interest rate	2.73%	0.05%
Weighted average share price on the date of grant	C$4.16	C$5.52
Weighted average option exercise price	C$4.16	C$5.52
Weighted average expected life of the share options	5 years	5 years
Maximum term of share options	5 years	5 years
Weighted fair value price	C$4.65	C$10.76

In 2011 market conditions of share options issued in 2010 were modified to reflect the continued uncertainty in global financial markets. This resulted in a weighted average incremental fair value of C$1.07 which has been expensed over the life of the remaining vesting period. The assumptions used to value the incremental fair value were in line with the assumptions listed above.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	26

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

Restricted share unit plan
The Company operates a Restricted Share Unit Plan (the “RSU Plan”) authorising the directors, based on recommendations received from the Compensation Committee, to grant Restricted Share Units (“RSUs”) to designated directors, officers, employees and consultants. The RSUs are “phantom” shares that rise and fall in value based on the value of the Company’s common shares and are redeemed for actual common shares on the vesting dates determined by the Board of Directors when the RSUs are granted. The RSUs vest on the dates below; however, upon a change of control of the Company they would typically become 100% vested. The maximum number of common shares of the Company which may be reserved for issuance for all purposes under the RSU Plan shall not exceed 2.5% of the common shares issued and outstanding from time to time, being 4,598,309 shares as at 31 December 2011 (2010 –4,592,128).

	2011	2011	2010	2010
	Number of RSUs	Weighted average fair value at grant date	Number of RSUs	Weighted average fair value at grant date
		C$		C$
Outstanding as at 1 January	1,838,527	9.11	1,261,334	5.09
Granted during the year	448,196	12.41	1,638,527	9.48
Forfeited during the year	(38,808))	12.03	-	-
Exercised during the year1	(189,030))	7.81	(1,061,334))	4.91
Outstanding as at 31 December	2,058,885	9.89	1,838,527	9.11
1 The weighted average share price on the date of exercise was C$12.41 (2010 C$9.48)

The remaining weighted average contractual life of RSUs is 0.25 years (2010: 1.91) and the number of exercisable RSUs as at 31 December 2011 is nil (2010: nil).

The fair value of the RSUs granted has been estimated at the date of the grant using a Black-Scholes and Parisian option pricing model. Given the nature of the awards, the fair value of the share is equal to the share price on the grant date of the award. The weighted average share price on the grant date was C$12.41 (2010 C$9.48).

Deferred Phantom Unit plan

The Company operates a Deferred Phantom Unit plan (the “DPU Plan”) authorising the directors based on recommendation by the Human Capital Management Committee to grant Deferred Phantom Units (“DPUs) to eligible Directors.  The DPUs are units which give rise to a right to receive a cash payment on a particular date, being the date that any Director is no longer employed by the Company or upon a change of control of the Company.   The cash payment should be the market value of the equivalent number of shares granted at that date of exercise.  A portion of the DPUs vest over a period of time, ranging from 1 to 3 years and upon achieving certain corporate milestones.  The market value of outstanding DPUs at 31 December 2011 has been included in current liabilities.

	2011	2010
Outstanding as at 1 January	1,962,570	351,410
DPUs granted	563,314	1,758,599
DPUs exercised	-	(147,439))
DPU forfeited during the year	(37,500))	-
Outstanding as at 31 December	2,488,384	1,962,570

The fair value of the cash-settled options is measured at the date of grant and at each reporting date until the liability is settled taking into account the terms and conditions of the award. At 31 December 2011 the provision held for cash settled awards was $22,111 (2010 $6,557) (refer to note 21).

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	27

25.	Commitments and operating leases

Commitments
The Company has spending commitments of $433 (2010 – $435) per year (plus service charges and value added tax) for a term of five years under the lease for its office in London, England, which commenced in November 2009.

Hellas Gold has spending commitments of $138 (2010 – $150) per year for a term of 9 years under the lease for its office in Athens, Greece, which commenced in December 2007.  After the second anniversary, the rent escalates annually at a rate of consumer price index +1%.  Hellas Gold‘s commitment through the lease agreement is extended to payment of all rental taxes, utilities, proportion of common charges as well as proportion of municipal taxes.

Deva Gold has spending commitments of $150 (2010 – $155) per year, with the Local Council of Certejul de Sus commune, for a term of 20 years, for forested land situated in Hondol village, Romania.  The lease commenced in November 2010 and has the option of being extended for a period equal with a maximum of half of the initial period and by mutual agreement.

As at 31 December 2011, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell 38,861 dmt of zinc concentrates, 13,036 dmt of lead/silver concentrates and 20,869 dmt of gold concentrates until the financial year ending 31 December 2011.

During 2007, Hellas Gold entered into purchase agreements with Outotec Minerals OY for long-lead time equipment for the Skouries project with a cost of $42,364 which is to be paid in full by the end of December 2011.  As at 31 December 2011, $41,921 of the commitment has been paid.

Operating leases

	31 December	31 December
	2011	2010
	$	$
Within one year	755	550
After one year but not more than five years	2,554	2,010
More than five years	1,923	2,437
	5,232	4,997

The amount recognised in the income statement for the year ended 31 December  2011 in respect of operating leases amounted to $1,540 (2010 - $419).

26.	Transactions with related parties

Trading transactions
These consolidated financial statements incorporate the accounts of the Company, and its subsidiary undertakings as disclosed in note 3. Balances between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The following are also considered related parties of the Company.

Greek Nurseries SA
The Company’s investment in Greek Nurseries S.A. is held through Hellas Gold S.A. who subscribed for 50% of the share capital.

Hellas Gold S.A. holds two out of the five Board positions and is not involved in the operating and management decision making process of Greek Nurseries S.A. The investment is therefore accounted for as an associate, and Greek Nurseries S.A. is considered a related party of the consolidated Company.

Ellaktor SA
As at the balance sheet date, Ellaktor S.A. (“Ellaktor”) owned 12.2% of which Company’s issued share capital. Aktor S.A. (“Aktor”) is Greece’s largest construction Company and a 100% subsidiary of Ellaktor owns 5% of Hellas Gold S.A., the Company’s 95% owned subsidiary.  On 1 October 2011, Ellaktor disposed of 13 million shares to Qatar Holding LLC, reducing its holding from 19.3%.

Ellaktor is deemed a related party and contracts management, technical and engineering services to Hellas Gold S.A. through its subsidiary undertakings including Aktor.

These costs have been recognised as costs of sales or capitalised as mine properties depending on the nature of services rendered. These expenditures were contracted in the normal course of operations and are recorded at the exchange amount agreed by the parties.  The terms of the payable is 30 days (2010 – 30 days).

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	28

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

Transactions with related parties
For the years ended 31 December 2011 and 2010 the following transactions were entered into with related parties and the following amounts were outstanding as at 31 December 2011 and 31 December 2010.

Greek Nurseries S.A.

	31 December	31 December
	2011	2010
	$	$
Amounts receivable	-	28
Amounts payable	(4))	-
	(4))	28

In the year ended 31 December 2011 the value of services provided to the Company by Greek Nurseries S.A. was $8 (2010 – Nil) and by the Company to Greek Nurseries S.A. was Nil (2010 – $1).

Ellaktor S.A.

	Year ended 31 December	Year ended 31 December
	2011	2010
	$	$
Exploration and evaluation services	-	94
Mining services	30,416	36,918
Other services	179	158
	30,595	37,170

	31 December	31 December
	2011	2010
	$	$
Amounts receivable	-	-
Amounts payable	(2,730))	(3,883))
	(2,730))	(3,883))

Compensation of key management personnel

Key management compensation during the years ended 31 December 2011 and 2010 consisted of the following:

	Year ended 31 December	Year ended 31 December
	2011	2010
	$	$
Wages and salaries	3,675	3,625
Social security costs	520	529
Pension costs	147	106
Equity based compensation (note 24)	42,709	15,852
	47,051	20,112

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	29

27.	Transition to IFRS

In adopting IFRS for the first time in the year ending 31 December 2011, the Company has adjusted amounts previously reported in accordance with CGAAP with an explanation of how the transition has affected the Company’s financial position and performance outlined below.

Reconciliation of equity at 1 January 2010:

	Note	Canadian GAAP	Effect of transition to IFRSs	IFRSs
		$	$	$

Assets
Non-current assets
Mine properties and reserves	(b)	479,370	(216,947))	262,423
Other property, plant and equipment		96,100	-	96,100
Exploration and evaluation assets	(a)	1,625	6,189	7,814
Investment in associate		711	-	711
Available for sale financial asset		1,490	-	1,490
Deferred tax asset	(c)	1,608	(1,608))	-
		580,904	(212,366))	368,538
Current assets
Cash and cash equivalents		113,642	-	113,642
Trade and other receivables		40,607	-	40,607
Inventories		4,993	-	4,993
Current taxation		3,954	-	3,954
		163,196	-	163,196

Total assets		744,100	(212,366))	531,734

Equity and liabilities
Capital and reserves
Attributable to equity holders of the Company:
Share capital	(d)	545,180	26,103	571,283
Contributed surplus		10,047	-	10,047
Other reserves	(e)	35,911	(36,818))	(907))
Deficit	(f)	(13,828))	(155,051))	(168,879))
		577,310	(165,766))	411,544

Non-controlling interest		2,930	-	2,930
Total capital and reserves		580,240	(165,766))	414,474

Non-current liabilities
Deferred tax liabilities	(c)	90,083	(45,942))	44,141
Provisions	(g)	8,968	(658))	8,310
Deferred revenue		48,412	-	48,412
		147,463	(46,600))	100,863
Current liabilities
Trade and other payables		10,784	-	10,784
Deferred revenue		4,549	-	4,549
Derivative financial liability		1,064	-	1,064
		16,397	-	16,397

Total liabilities		163,860	(46,600))	117,260

Total equity and liabilities		744,100	(212,366))	531,734

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	30

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

Reconciliation of equity at 31 December 2010
	Note	Canadian GAAP	Effect of transition to IFRSs	IFRSs
		$	$	$

Assets
Non-current assets
Mine properties and reserves	(b)	488,811	(217,157))	271,654
Other property, plant and equipment		126,341	-	126,341
Exploration and evaluation assets	(a)	3,306	7,325	10,631
Investment in associate		743	-	743
Available for sale financial asset		1,975	-	1,975
Deferred tax asset	(c)	1,608	(1,608))	-
		622,784	(211,440))	411,344
Current assets
Cash and cash equivalents		57,122	-	57,122
Trade and other receivables		29,506	-	29,506
Inventories	(b)	5,733	(80))	5,653
Current taxation		3,668	-	3,668
		96,029	(80))	95,949

Total assets		718,813	(211,520))	507,293

Equity and liabilities
Capital and reserves
Attributable to equity holders of the Company:
Share capital	(d)	556,771	26,103	582,874
Contributed surplus		16,662	-	16,662
Other reserves	(e)	33,209	(36,818))	(3,609))
Deficit	(f)	(56,635))	(155,436))	(212,071))
		550,007	(166,151))	383,856

Non-controlling interest		2,494	-	2,494
Total capital and reserves		552,501	(166,151))	386,350

Non-current liabilities
Deferred tax liabilities	(c)	90,372	(44,759))	45,613
Provisions	(g)	13,752	(610))	13,142
Deferred revenue		45,794	-	45,794
		149,918	(45,369))	104,549
Current liabilities
Trade and other payables		11,557	-	11,557
Deferred revenue		3,867	-	3,867
Derivative financial liability		970	-	970
		16,394	-	16,394

Total liabilities		166,312	(45,369))	120,943

Total equity and liabilities		718,813	(211,520))	507,293

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	31

Notes to the reconciliations of equity at 1 January and 31 December 2010

(a)
Under Canadian GAAP (CGAAP) the Company recognised mineral properties at the exploration stage, development stage and production stage as deferred exploration and development costs.  Under IFRS a distinction is made between exploration and evaluation assets, accounted for under IFRS 6 Exploration and Evaluation of Mineral Resources, and mine properties – including mines under construction and producing mines – which are accounted for in accordance with IAS 16 Property, Plant and Equipment.

(b)
The Company has taken the IFRS 1 Business Combinations exemption, which allows them to choose an effective date from which to adopt IFRS 3 (Revised) Business Combinations (IFRS 3R).  IAS 27 (Revised) Consolidated and Separate Financial Statements (IAS 27R) must also be adopted from that date.  The Company has chosen to apply IFRS retrospectively to all business combinations that occurred on or after 01 June 2007.

The acquisition of a further 30% stake in Hellas Gold S.A. on 29 June 2007 has therefore been accounted for under IFRSs.  Under CGAAP this was considered a business combination, with the excess of the fair value of the non-controlling interest acquired recognised as additional mine properties and reserves in the balance sheet, whereas under IFRS the transaction is an equity transaction with the Company’s controlling and non-controlling interests adjusted to reflect changes in its relative interests in Hellas Gold.  This results in a reduction to the carrying value of the mine properties and reserves (IFRS 3R adjustment), with cumulative translation differences that were capitalised to the mine properties and reserves under CGAAP written back and depletion that was recognised on the additional mine properties and reserves added back to the date of transition. The reduction in the value of mine properties and reserves on transition results in a corresponding decrease in the deferred tax liability relating to those assets. In the year to 31 December 2010 further depletion relating to the additional mine properties and reserves is also added back against either cost of sales or inventory depending on its previous allocation under CGAAP.

The following table reconciles all movements in mine properties and reserves on conversion to IFRS.

Mine properties and reserves 1 January 2010 Canadian GAAP:	479,370
IFRS 3R adjustment	(198,517))
Cumulative translation differences (note (e))	(15,524))
Add back of depletion	3,941
Adjustment to decommissioning liability	(658))
Reclassification as exploration and evaluation assets (note (a))	(6,189))
Total transition adjustments at 1 January 2010	(216,947))
Mine properties and reserves 1 January 2010 IFRS	262,423

Mine properties and reserves 31 December 2010 Canadian GAAP	488,811
Transition adjustments at 1 January 2010	(216,947))
Add back of depletion 1 January 2010 to 31 December 2010 (inventory)	80
Add back of depletion 1 January 2010 to 31 December 2010 (cost of sales)	1,083
Adjustment to decommissioning liability	(237))
Reclassification as exploration and evaluation assets (note (a))	(1,136))
Mine properties and reserves 31 December 2010 IFRS	271,654

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	32

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

(c)
Under CGAAP income tax bases of certain assets were translated into US$ using historical exchange rates. In accordance with IAS 12 income tax bases are translated using exchange rates ruling at each reporting date.

There is no deferred tax asset disclosed under IFRS since deferred tax assets are offset against the deferred tax liability where the relevant entity has a legally enforceable right to set off current assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities that intend either to settle current tax liabilities and assets on a net basis.

The deferred tax liability decreased as a result of the reduction in the value of mine properties and reserves, as described in note (b).

(d)
Under CGAAP shares issued as consideration in a business combination are valued using the average share price for a period prior to and subsequent to the announcement of the transaction, whereas under IFRS, shares are valued at their acquisition date fair value.  This results in an increase of $26,103 to share capital at transition.

(e)
The Company has taken the IFRS 1 exemption relating to cumulative translation differences, which allows them to deem the cumulative translation reserve to be zero at the date of transition.  In addition to the write back of $15,524 of cumulative translation differences on the additional mineral property the transfer of remaining cumulative translation differences to deficit reduces other components of equity by $21,294 at transition and the Company’s deficit by the same amount.

(f)	Movements in deficit between CGAAP and IFRS as at 1 January and 31 December 2010 can be reconciled as follows:

Deficit 1 January 2010 Canadian GAAP:	13,828
Transfer of mineral property to deficit (note (b))	174,991
Add back of depletion expense (note (b))	(3,941))
Net adjustment to deferred tax	5,295
Transfer of cumulative translation differences to deficit (note (e))	(21,294))
Deficit 01 January 2010 IFRS	168,879

Deficit 01 January 2010 IFRS	168,879
CGAAP loss for the year ended 31 December 2010	42,807
Add back of depletion expense (1 January 2010 to 31 December 2010)	(1,083))
Adjustment to decommissioning liability	286
Net adjustment to deferred tax	1,182
Deficit 31 December 2010 IFRS	212,071

(g)
Under CGAAP a decommissioning liability was set at inception and could only be changed if the provision was increased, with only the increased portion discounted at the revised rate.  Under IFRS the entire provision is discounted using a rate specific to the liability at each balance sheet date. If the rate changes the entire provision is discounted using that rate.  This resulted in a decrease of $658 in the value of the decommissioning provision at the date of transition.  At 31 December 2010 an adjustment of $610 was required to decrease the CGAAP provision.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	33

Reconciliation of comprehensive income for the year ended 31 December 2010:
	Note	Canadian GAAP	Effect of transition to IFRSs	IFRSs
		$	$	$
Revenue		49,855	-	49,855
Cost of sales		(37,577))		(37,577))
Depreciation and depletion	(h)	(7,462))	1,083	(6,379))
Gross Profit		4,816	1,083	5,899

Corporate administrative and overhead expenses		(15,313))	-	(15,313))
Hellas Gold administrative and overhead expenses		(8,294))	-	(8,294))
Hellas Gold water treatment expenses (for non-operating mines)		(3,556))	-	(3,556))
Depreciation		(1,221))	-	(1,221))
Share-based compensation expense		(15,907))		(15,907))
Write down of mineral property		(590))	-	(590))
Share of profit of associate		10	-	10
Operating loss		(40,055))	1,083	(38,972))

Hedge contract profit		577	-	577
Interest income		306	-	306
Foreign exchange (loss)/ gain		(3,321))	-	(3,321))
Accretion of decommissioning liability	(i)	(127))	(286))	(413))
Loss before tax		(42,620))	797	(41,823))

Income tax expense	(j)	(623))	(1,182))	(1,805))

Loss for the year after tax		(43,243))	(385))	(43,628))
Attributable to:
Equity holders of the parent		(42,807))	(385))	(43,192))
Non controlling interest		(436))	-	(436))

Other comprehensive income		599	-	599

Total comprehensive loss for the year attributable to equity holders of the parent		(42,208))	(385))	(42,593))

Notes to the reconciliation of profit or loss for the year ended 31 December 2010:

(h)
Relates to the write-back off depletion on the mineral property derecognised under IFRS, (as outlined in (b) above) of which $1,083 affected reported loss under CGAAP for the year ended 31 December 2010.

(i)	Relates to the finance cost charge on the decommissioning liability, with an adjustment required as a result of the GAAP difference outlined in note (g) above.

(j)	Relates to adjustments to deferred tax, as discussed in (c) above.

Statement of Cash Flow for the year ended 31 December 2010
IFRS transition adjustments noted above did not have any impact on cash and cash equivalents. The IFRS loss for the year (as reconciled from CGAAP above) was used for cash flow calculation. Certain prior year amounts have been reclassified from statements previously presented to confirm to 2011 presentation. There is no net impact on cash and cash equivalents as a result of the presentation change.

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	34

Notes to the consolidated financial statements
For the years ended 31 December 2011 and 2010

28.	Segmented report

There were no changes to the Company’s designation of its reporting segments in the year ended 31 December 2011.

The Company’s segments are based on its geographic operating locations in Greece, Romania and Turkey. Activities outside these geographic operating locations are categorised as corporate activities.

The designation of operating segments reflects the format of reports presented to the Company’s chief operating decision makers (CODM), being the Company’s Board of Directors. The CODM reviews performance of operating segments using a range of metrics, including cash flow and capital expenditure, as well as asset and liability positions: This reflects the Company’s current position with a focus on the development of its project portfolio. The CODM review segments at least monthly.

	Greece	Romania	Turkey	Corporate	TOTAL

Assets – 31 December 2011:

Mine properties and reserves	224,840	59,378	-	-	284,218
Property, plant and equipment	120,666	22,403	30	752	143,851
Exploration and evaluation assets	661	7,025	3,831	-	11,517
Cash	6,286	716	94	13,853	20,949
Other assets*	25,646	691	434	3,122	29,894

Segment assets	378,099	90,213	4,389	17,727	490,428

Assets – 31 December 2010:

Mine properties and reserves	220,985	50,669	-	-	271,654
Property, plant and equipment	114,076	11,395	45	825	126,341
Exploration and evaluation assets	682	6,643	3,306	-	10,631
Cash	3,978	1,070	410	51,664	57,122
Other assets*	35,179	1,516	481	4,369	41,545

Segment assets	374,900	71,293	4,242	56,858	507,293

*Other assets consist of investments, trade and other receivables and inventories.

Profit and loss – Year ended 31 December 2011:	Greece	Romania	Turkey	Corporate	TOTAL

Sales to external customers:	52,818	-	-	-	52,818

Loss before tax	(2,469)	(480)	(1,205)	(76,542)	(80,696)
Tax benefit/(expense)	(3,736)	-	-	1,876	(1,860)

Total segment result	(6,205)	(480)	(1,205)	(74,666)	(82,556)

Profit and loss – Year ended 31 December 2010:	Greece	Romania	Turkey	Corporate	TOTAL

Sales to external customers:	49,855	-	-	-	49,855

Loss before tax	(10,056)	(590)	(58)	(31,119)	(41,823)
Tax benefit/(expense)	(989)	-	-	(816)	(1,805)

Total segment result	(11,045)	(590)	(58)	(31,935)	(43,628)

Sales to 3 customers equalled greater than 10% of total sales (2010 – 4).

Eldorado Gold (BC) Corp	Notes to the consolidated financial statements	35

29.	Post balance sheet events

During February 2012, the Company received shareholder approval for the previously announced Plan of Arrangement whereby Eldorado would acquire all the issued and outstanding securities of the Company. Subsequently, on 22 February 2012, the Company received approval from the Supreme Court of Yukon allowing completion of the Plan of Arrangement with Eldorado. On the 24 February 2012, the Plan of Arrangement transaction was completed.  Under the terms of the Arrangement the Company’s shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each the Company’s share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement. As at the 28 February 2012 the Company ceased trading on both the Toronto Stock Exchange and the AIM market of the London Stock Exchange.

By 26 March 2012, the Company’s subsidiary Hellas Gold had received a repayment of VAT of $7,187 leaving an amount of $10,289 VAT and Tax recoverable outstanding with the Greek Government.